Putnam Investments

100 Federal Street

Boston, MA 02110

May 20, 2021

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn: Jaea Hahn

Re:	Putnam Focused Large Cap Growth ETF, Putnam Focused Large Cap Value ETF, Putnam Sustainable Future ETF and Putnam Sustainable Leaders ETF (each a “Fund” and collectively, the “Funds”), each a series of Putnam ETF Trust (the “Trust”) (Securities Act File No. 333-253222 and Investment Company Act File No. 811-23643) – Form N-1A

Dear Ms. Hahn:

This letter responds to the comment that you provided regarding the Registrant’s pre-effective amendment to its registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2021. Your comment and our response are set forth below. With respect to comments that are relevant to all Funds, the response is with respect to all Funds.

Comment: Please confirm that the full indemnification undertaking required by Item 512(h) of Regulation S-K will be included in the post-effective amendment to the Registrant’s registration statement on Form N-1A to be filed on the date of effectiveness of that registration statement (the “Post-Effective Amendment”).

Response: The Registrant confirms that the following undertaking, as required by Item 512(h) of Regulation S-K, will be included in the Post-Effective Amendment:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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I believe this letter addresses the Commission Staff’s comment. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

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Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson, Esq.

Putnam Investments

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